SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

BVR TECHNOLOGIES LTD.

1 Azrieli Center, Tel Aviv, 67021, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

BVR TECHNOLOGIES LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual Meeting of the Shareholders of BVR Technologies Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Circular Building, 46th Floor, Tel Aviv, Israel, on Tuesday, August 12, 2003 at 11:00 a.m. (local time) to consider and act upon the proposals described below (the “Meeting”).

The shareholders of record at the close of business on July 21, 2003 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof. A shareholder who wishes to vote at the Meeting by proxy shall deliver a proxy to the offices of the Company, or at the offices of Yigal Arnon & Co., 1 Azrieli Center, Circular Building, 46th Floor, Tel Aviv, Israel no later than 24 hours before the time appointed for the Meeting or any adjournment thereof. A form of proxy is attached for use in voting by proxy in accordance with the foregoing.

Two shareholders who hold or represent together at least 51% of the voting rights of the issued share capital of the Company, present in person or by proxy, shall constitute a quorum for the resolutions. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding a meeting, any two shareholders present in person or by proxy shall constitute a quorum.

As part of the Company’s effort to minimize its expenses, the Company and its Chief Executive Officer, Yaron Sheinman, agreed that as of May 1, 2003, Mr. Sheinman would no longer be paid a salary for his services to the Company, and the Company will reimburse him for expenses he incurs in his service for the Company. As of June 1, 2003, Clal Industries and Investments Ltd. has been providing the Company with office space, free of charge and the Company has changed its registered address accordingly.

The shareholders will be asked to approve the following resolutions:

1.	TO ELECT Yaron Sheinman and Yeoshua Agassi as directors for the coming year.

The approval of the above resolution requires the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting and voting thereon.

2.	TO RE-ELECT Orit Rephaeli for an additional period of three years as outside director.

The approval of the above resolution requires either:

(a)	the majority of votes cast on this resolution at the Meeting including at least one third of all the votes of the shareholders who are not controlling members in the Company or of their representatives (as such terms are defined in the Israeli Companies Law – 1999) and who are present at the vote; abstentions shall not be included in the total of the votes of the shareholders; or
(b)	the majority of votes cast on this resolution at the Meeting, provided that the total of votes in opposition to this resolution from among the shareholders above mentioned does not exceed 1% of all the voting power in the Company.

3.	TO ELECT Shimshon Lahat as outside director, for a period of three years.

      The approval of the above resolution requires either:

(a)	the majority of votes cast on this resolution at the Meeting including at least one third of all the votes of the shareholders who are not controlling members in the Company or of their representatives (as such terms are defined in the Israeli Companies Law – 1999) and who are present at the vote; abstentions shall not be included in the total of the votes of the shareholders; or
(b)	the majority of votes cast on this resolution at the Meeting, provided that the total of votes in opposition to these Resolutions from among the shareholders above mentioned does not exceed 1% of all the voting power in the Company.

4.	TO APPOINT Kost Forer & Gabbay as the independent public auditors of the Company for the years ending December 31, 2002, and December 31, 2003, and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the volume and nature of their services, as the Board of Directors may deem fit in their sole discretion. The Board of Directors is authorized to delegate all authority authorized hereunder to the Company’s audit committee.

The approval of the above resolution requires the affirmative vote the holders of a majority of the voting power of the Company represented at the Meeting and voting thereon.

5.	TO REVIEW AND DISCUSS the Company’s consolidated financial statements for the year ended December 31, 2002.

6.	TO APPROVE the sale of all shares held by the Company in Unisfair, Inc. in consideration for US$25,000 by the following: BCS Growth Fund (Israel), L.P., Yaron Sheinman and an affiliate of Clal Industries & Investments Ltd.

        In light of the fact that an affiliate of Clal Industries and Investments Ltd., which together with Yaron Sheinman are considered to be controlling shareholders (as such term is defined in the Israeli Companies Law-1999) the above resolution requires in addition to the approval of the Company’s Audit Committee and Board of Directors (which was received on January 9, 2003), either:

(a)	the majority of votes cast on this resolution at the Meeting including at least one third of the voting power of the disinterested shareholders who are present and voting on such resolution; abstentions shall not be included in the total of the votes of the shareholders; or
(b)	the majority of votes cast on this resolution at the Meeting provided that the total of votes in opposition to this resolution by the disinterested shareholders does not exceed 1% of all the voting power in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy is requested to notify us whether he or she has a Personal Interest in connection with this resolution as a condition for his or her vote to be counted with respect to this resolution. If any shareholder casting a vote in connection herewith does not notify us whether he or she has a Personal Interest with respect to this resolution, his or her vote solely with respect to this Resolutions will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

Shareholders

Shareholders of record on July 21, 2003 (such date shall be referred to as the “Record Date”) alone shall be eligible to vote at the Meeting or at any adjournments thereof.
Each Ordinary Share entitles the holder thereof to vote on all of the proposals put to the vote.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Director
BVR Technologies Ltd.
Yaron Sheinman, Chairman of the Board

Date: July 21, 2003

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR TECHNOLOGIES LTD. BY: /S/ Yaron Sheinman —————————————— Yaron Sheinman Chairman of the Board of Directors

Date: July 21, 2003